Exhibit 99.1

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Year ended May 31, 2011

Management Report on Internal Control over Financial Reporting

The management of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Petaquilla’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control material weakness is a deficiency, or aggregation of deficiencies, such that the risk of material misstatements in financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

The Company’s management assessed the effectiveness of Petaquilla’s internal controls over financial reporting as of May 31, 2011.

In making the assessment of internal control over financial reporting, the Company’s management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Petaquilla’s management believes that, as of May 31, 2011 (“the Evaluation Date”), the Company’s internal control over financial reporting was effective as of the Evaluation Date based on those criteria.

During the period covered by this report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting, as of May 31, 2011, has been audited by Ernst & Young LLP, Independent Registered Accountants, who also audited the Company’s consolidated financial statements for the year ended May 31, 2011, as stated in their report which appears on the following page.

PETAQUILLA MINERALS LTD.

By:	/s/ Ezequiel Sirotinsky	By: /s/ Joao Manuel
	Ezequiel Sirotinsky, Chief Financial Officer	Joao Manuel, Chief Executive Officer
	(principal financial and accounting officer)	(principal executive officer)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNT FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited Petaquilla Minerals Ltd.’s [the “Company”] internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [the “COSO criteria”]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at May 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2011 of the Company and our report dated August 29, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ Ernest + Young LLP
August 29, 2011.	Chartered Accountants

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNT FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited the accompanying consolidated financial statements ofPetaquilla Minerals Ltd., [the “Company”] which comprise the consolidated balance sheets as at May 31, 2011 and 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Petaquilla Minerals Ltd. as at May 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petaquilla Minerals Ltd.’s internal control over financial reporting as of May 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2011 expressed an unqualified opinion on Petaquilla Minerals Ltd.’s internal control over financial reporting.

Vancouver, Canada,	/s/ Ernst + Young LLP
August 29, 2011.	Chartered Accountants

PETAQUILLA MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(in United States Dollars)

	May 31,	May 31,
	2011	2010

Assets (Note 16)
Current assets
Cash and cash equivalents (Note 25)	$5,712,792	$4,625,649
Short term investments (Note 8)	200,000	-
Accounts receivable	460,324	116,326
Inventory and stockpiled ore (Note 3)	11,613,321	3,634,715
Prepaid expenses	1,138,977	690,152
	19,125,414	9,066,842
Restricted cash (Note 9)	255,091	566,708
Long term investments (Note 13)	2,400,000	-
Long term stockpiled ore (Note 3)	2,228,405	1,107,316
Advances to suppliers	3,509,817	816,461
Other assets (Notes 10 and 27)	6,616,964	-
Property, plant and equipment (Notes 4 and 15)	14,713,518	9,916,595
Mineral properties (Note 5)	66,670,067	58,788,273
	$115,519,276	$80,262,195

Liabilities
Current liabilities
Current portion of accounts payable and accrued liabilities (Note 11)	$30,318,558	$17,586,683
Current portion of deferred services and materials (Note 14)	-	3,153,394
Current portion of obligations under capital leases (Note 15)	1,468,561	4,136,032
Current portion of long-term debt (Note 13)	435,733	35,465
Current portion of deferred revenue (Note 27)	9,246,437	-
Senior secured notes (Note 16)	217,984	26,646,631
Convertible senior secured notes (Note 17)	276,983	44,837,991
	41,964,256	96,396,196
Long term debt (Note 13)	1,840,500	80,235
Accounts payable and accrued liabilities (Note 11)	1,866,667	-
Obligations under capital leases (Note 15)	3,850,475	440,229
Senior secured notes (Note 16)	2,906,453	-
Convertible senior secured notes (Note 17)	3,693,111	-
Deferred revenue (Note 27)	33,390,472	-
Asset retirement obligation (Note 26)	5,687,236	4,698,650
	95,199,170	101,615,310
Non-controlling interest (Note 10)	2,507,156	-

Commitments and contingencies (Notes 23 and 28)

Shareholders' equity
Share capital (Note 18)	131,078,574	102,334,997
Treasury shares, at cost	(122,193)	(122,193)
Warrants (Notes 18 and 20)	26,874,201	13,209,412
Contributed surplus (Note 18)	17,367,137	16,219,808
Equity component of convertible senior secured notes (Note 17)	42,817	495,121
Accumulated comprehensive loss	(6,733,242)	(6,733,242)
Deficit	(150,694,344)	(146,757,018)
	17,812,950	(21,353,115)
	$115,519,276	$80,262,195

On behalf of the Board:

“Richard Fifer”	- Director	“David Kaplan”	- Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in United States dollars)

	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009

GOLD SALES	$71,708,685	$27,542,363	$-
COST OF SALES	(39,157,086)	(16,237,588)	-
AMORTIZATION AND DEPLETION	(11,335,717)	(4,839,420)	-
Operating profit	21,215,882	6,465,355	-

EXPENSES

Accounting and legal	1,655,679	1,775,357	1,944,302
Accretion of asset retirement obligation (Note 26)	359,448	325,287	331,504
Consulting fees	983,667	663,796	370,248
Filing fees	33,821	64,303	115,295
Investor relations and shareholder information	843,313	502,690	475,092
Office administration	2,421,243	1,609,746	2,187,020
Rent	118,010	119,920	240,693
Donations and community relations	1,411,440	1,240,479	949,271
Exploration and development costs (Note 6)	9,269,306	4,304,303	7,761,862
Stock-based compensation (Note 19)	971,208	1,351,106	898,454
Travel	657,616	906,989	1,014,530
Fees on forward sale agreement (Note 27)	2,473,358	-	-
Debt issuance costs	-	613,244	6,398,825
Wages and benefits (Note 21)	3,357,862	3,428,470	2,916,615
Total expenses	(24,555,971)	(16,905,690)	(25,603,711)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(72,928)	(93,159)	(8,157,720)
Interest income	118,835	52,394	169,366
Interest on long-term debt	(305,003)	(501,574)	(37,382)
Asset usage fees	-	-	(4,155)
Gain on sale of equity investment (Note 7)	-	-	40,604,938
Power and drilling services (Note 14)	-	90,000	156,597
Gain on expiry of deferred services contract (Note 14)	3,153,394	-	-
Gain on disposal and dilution (Notes 7 and 10)	5,243,309	-	2,238,492
Loss from equity investment (Notes 7 and 10)	(204,499)	-	(2,396,011)
Mark-to-market loss on senior secured notes and convertible senior secured notes	(6,023,189)	(16,089,408)	(28,070,280)
Total other income (expense)	1,909,919	(16,541,747)	4,503,845

Loss before non-controlling interests	(1,430,170)	(26,982,082)	(21,099,866)

Non-controlling interests (note 10)	(2,507,156)	-	-

Net loss for the year	(3,937,326)	(26,982,082)	(21,099,866)

Other comprehensive (loss) gain:
Unrealized loss on translating financial statements to U.S. dollar reporting currency	-	-	(4,648,716)

Net loss and comprehensive loss for the year	$(3,937,326)	$(26,982,082)	$(25,748,582)

Basic and diluted loss per share	$(0.03)	$(0.25)	$(0.22)

Weighted average number of common shares outstanding	146,404,334	107,740,441	96,019,488

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in United States dollars)

						Accumulated
	Number					Other
	of Common	Amount of	Treasury Shares		Contributed	Comprehensive	Accumulated
	Shares	Common Shares	(1)	Warrants	Surplus	Loss	Deficit

Balance as at May 31, 2008	95,958,641	$89,002,273	$(122,193)	$11,771,374	$14,714,276	$(2,084,526)	$(98,675,070)

Exercise of stock options	81,480	206,395	-	-	(168,732)	-	-
Stock-based compensation	-	-	-	-	869,890	-	-
Senior secured notes finders warrants	-	-	-	215,230	-	-	-
Senior secured notes warrants	-	-	-	706,802	-	-	-
Expiration of warrants	-	-	-	(263,263)	263,263	-	-
Warrant issue costs	-	-	-	(102,546)	-	-	-
Repricing of senior secured note warrants	-	-	-	1,781,500	(1,781,500)	-	-
Net loss	-	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	-	(4,648,716)	-

Balance as at May 31, 2009	96,040,121	$89,208,668	$(122,193)	$14,109,097	$13,897,197	$(6,733,242)	$(119,774,936)

Non-brokered private placements, net of finders’ fees	28,000,080	12,226,321	-	319,736	-	-	-
Exercise of stock options	768,750	542,201	-	-	(187,487)	-	-
Stock-based compensation	-	-	-	-	1,351,106	-	-
Expiration of warrants	-	-	-	(1,158,992)	1,158,992	-	-
Exercise of warrants	473,000	357,807	-	(60,429)	-	-	-
Net loss	-	-	-	-	-	-	(26,982,082)

Balance as at May 31, 2010	125,281,951	$102,334,997	$(122,193)	$13,209,412	$16,219,808	$(6,733,242)	$(146,757,018)

Non-brokered private placement, net of finders’ fees	32,000,000	31,633,563	-	(1,715,805)	-	-	-

Private placement warrants issued	-	(19,360,365)	-	19,360,365	-	-	-
Exercise of warrants	18,553,800	11,988,810	-	(3,979,771)	-	-	-
Costs of warrants exercised	-	3,979,771	-	-	-	-	-
Exercise of stock options	593,750	501,798	-	-	(276,184)	-	-
Stock-based compensation	-	-	-	-	971,208	-	-
Equity component of convertible senior secured notes	-	-	-	-	452,305	-	-

Net loss	-	-	-	-	-	-	$(3,937,326)

Balance as at May 31, 2011	176,429,501	$131,078,574	$(122,193)	$26,874,201	$17,367,137	$(6,733,242)	$(150,694,344)
(1) 44,200 common shares (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in United States dollars)

	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(3,937,326)	$(26,982,082)	$(21,099,866)
Accretion of asset retirement obligation	359,448	325,287	331,504
Gain on disposal and dilution	(5,243,309)	-	(2,238,492)
Non cash non-controlling interest	2,507,156	-	-
Gain on sale of equity investment	-	-	(40,604,938)
Loss from equity investment	204,499	-	2,396,011
Amortization and depletion	11,335,717	4,839,420	-
Amortization included in administration expense	345,889	361,198	336,602
Stock-based compensation	971,208	1,351,106	898,454
Stock-based compensation included in exploration and development expenses	-	-	(28,564)
Amortization included in exploration and development expenses	-	-	4,033,720
Non-cash gain on expiry of deferred services contract	(3,153,394)	-	-
Debt issuance costs	-	613,244	6,398,825
Redemption loss on senior secured notes	7,448,537	240,000	13,130,982
Mark-to-market loss on senior secured notes and convertible senior secured notes	(1,425,348)	15,849,408	14,939,298
Interest paid on senior secured notes and convertible senior secured notes	(7,451,584)	(2,526,291)	-
Unrealized foreign exchange losses	-	-	8,651,025
Changes in non-cash working capital items:
(Increase) Decrease in receivables	(343,998)	27,899	306,660
(Increase) in prepaid expenses	(448,825)	(98,305)	(281,592)
(Increase) in other assets	(1,580,451)	-	-
(Increase) in inventory	(8,827,361)	(3,274,719)	(1,038,999)
(Decrease) in Deferred services and materials	-	(90,000)	(156,597)
Increase (Decrease) in accounts payable and accrued liabilities	10,730,203	9,864,681	(1,984,118)
Increase in deferred revenue	42,636,909	-	-
Net cash provided by (used in) operating activities	44,127,970	500,846	(16,010,085)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	12,214,428	652,092	37,662
Proceeds from issue of shares	31,976,036	13,216,313	-
Share issuance costs	(2,054,030)	(670,256)	-
Repayment of bank overdraft	-	-	(2,100,000)
Payment of capital lease obligations	(4,105,717)	(4,869,894)	(2,824,140)
Debt issuance costs	-	(613,244)	(6,286,138)
Repayment of long-term debt	(74,987)	(160,993)	(436,230)
Proceeds of long term debt	2,235,520	-	-
Proceeds from senior secured notes	-	-	40,587,500
Proceeds from convertible senior secured notes	-	-	34,000,000
Repayment of senior secured notes and convertible senior secured notes	(62,961,696)	(1,200,000)	(64,238,852)
Proceeds from bridge financing	-	4,788,826	-
Repayment of bridge financing	-	(4,788,826)	-
Net cash (used in) provided by financing activities	(22,770,446)	6,354,018	(1,260,198)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	311,617	140,772	-
(Increase) in short term investments	(200,000)	-	-
(Increase) in long term investments	(2,400,000)	-	-
Acquisition of property and equipment	(1,774,349)	(1,138,477)	(1,631,883)
Pre-production revenue credited to mineral properties	-	22,779,059	653,941
Pre-production cost of sales included in mineral properties	-	(24,275,977)	(1,260,127)
Deposit on equipment	-	-	(1,762,945)
Advances to suppliers	(2,693,356)	-	-
Investment in mineral properties	(13,514,811)	(3,310,056)	(31,073,461)
Proceeds from sale of equity investment	-	-	43,238,852
Net cash (used in) provided by investing activities	(20,270,899)	(5,804,679)	8,164,377
Impact of exchange rate changes on cash and cash equivalents	518	296	(169,063)
Change in cash and cash equivalents	1,087,143	1,050,481	(9,274,969)
Cash and cash equivalents, beginning of year	4,625,649	3,575,168	12,850,137
Cash and cash equivalents, end of year	$5,712,792	$4,625,649	$3,575,168
Supplemental disclosure with respect to cash flows (Note 25)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

1.	NATURE OF OPERATIONS

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”) was incorporated in the Province of British Columbia.

The Company is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and operates under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997 which is a contractual arrangement between the Company and the Government of Panama. In accordance with Ley Petaquilla, the Ministry of Commerce and Industry of the Government of Panama issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejon gold mine. Commercial production was subsequently achieved on January 8, 2010. The Company is also pursuing exploration activities centered on its 842 square kilometres of concessions in the Province of Colon, Panama.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Board of Directors of the Company believes that the operational results obtained during the first complete fiscal year of commercial production created the basis that will support the sustainability of the Company’s business.

The operating cash flow and profitability of the Company are affected by various factors including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, and the level of exploration activity, labour risk, risk of business disruption due to environmentalist activities, and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). For a description of the differences between Canadian GAAP and United States GAAP for the Company, see note 30.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Minerals, S.A. (a Panama corporation), Instituto Petaquilla, S.A. (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation), Brigadas Verdes, S.A. (a Panama corporation), Aqua Azure, S.A. (a Panama corporation), Petaquilla Infraestructura Ltd. (a British Virgin Island corporation), Panama Desarrollo De Infraestructuras, S.A. (formerly Petaquilla Hidro, S.A.) (a Panama corporation), Panama Central Electrica, S.A. (a Panama corporation), Panamanian Development and Infrastructure Ltd. (a British Columbia corporation) and a 50.2% interest in Petaquilla Infraestructura, S.A. (a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that it is the primary beneficiary of its 49% owned subsidiary Azuero Mining Development, S.A. (“Azuero”) (a Panama corporation) and this VIE is consolidated with the accounts of the Company in these consolidated financial statements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the year. Actual results could differ from these estimates.

Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, the estimated recoverable tones of ore from the mine and the estimated tones of waste material to be mined, the expected economic life of the mine, the estimated future operating results and net cash flows from the mine, the anticipated costs of reclamation and mine closure obligations, the useful life of property, plant and equipment, the amount and likelihood of contingencies, the discount rate and expected redemption date used for valuation of senior secured and convertible senior secured notes, the valuation allowance for future income tax assets and the accounting for stock-based compensation and warrants.

Cash and cash equivalents

Cash and cash equivalents are classified as held for trading and include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company places its deposits with financial institutions with high credit standings. The Company regularly maintains cash balances in financial institutions in excess of insured limits.

Inventories and stockpiled ore

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses, royalties and amortization and depletion of mining assets. Supplies are valued at the lower of average cost or replacement cost.

Property, plant and equipment

Equipment is recorded at cost less accumulated amortization, which is provided on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Computer equipment	30%
Equipment under capital lease	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Buildings	4%

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Plant (including tailings ponds) is depleted on a unit-of-production basis over the estimated economic life of the mine to which it relates.

Mineral properties

Exploration and development costs are expensed in the year in which they are incurred, except where these costs relate to specific properties for which resources, as defined under National Instrument 43-101, exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are capitalized. Acquisition costs of mineral properties and tangible development costs incurred there on are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to fair value if carrying value is not recoverable. Costs relating to properties abandoned are written off when the decision to abandon is made.

Prior to the attainment of commercial production, all revenues from metal sales and all production and selling costs related to those sales were capitalized as part of mineral properties. After the start of commercial production, all revenue and applicable costs are recorded in the consolidated statement of operations. The start of commercial production is defined as the point in time when 70% of the designed production capability is achieved and this is maintained for thirty consecutive days. The Company achieved these conditions on January 8, 2010.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments. Cash and other property payments received from the Company’s exploration partners are credited to the respective property until all capitalized costs are recovered; thereafter, such payments are included in income. Option payments are exercisable at the discretion of the optionee and are only recognized when received.

The Company has capitalized operational expenses incurred at Molejon Project regarding to pre-stripping activities. These operational expenses are capitalized as pre-stripping within Mineral Properties and they are amortized based on the reserves of gold contained in the ore body for which the pre-stripping activity is being performed, once the ore body is ready for development and mine. As of May 31, 2011, $6,370,240 has been capitalized within Mineral Properties. During the last quarter of year ended May 31, 2011 pre-stripping costs incurred during stages 1 thru 3 of a total of five stages have been started to depreciated. Net residual value of pre-stripping costs as of May 31, 2011 is in amount of $5,699,087.

Restricted cash

The Company has elected to classify restricted cash as held for trading.

Receivables

Receivables are classified as loans and receivables and are measured at amortized costs. Receivables consist of refundable government value added taxes, amounts receivable from Deutsche Bank, AG and travel advances.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Asset retirement obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Subsequently, these capitalized asset retirement costs is amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and adjusted for changes in the estimated future cash flows underlying any initial fair value measurements (an increase or decrease in asset retirement costs).

Impairment of long-lived assets

A long-lived asset which includes property and related costs and equipment is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of its use and eventual disposition.

Foreign currency translation

It has been determined the United States dollar is the reporting and measurement currency of the Company’s operations and therefore these operations have been translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.

Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. During the pre-operating period, revenues and related expenses are recognized as a reduction / increase to mineral properties.

Debt issuance costs

Debt issuance costs, which include legal fees, trustee fees, due diligence fees, finders’ fees, and finders’ warrants, are expensed in the year that they are incurred.

Capitalized interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalized interest costs in fiscal 2010 up until the time the Molejon mine achieved commercial production.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized as a result of the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, all outstanding options and warrants were anti-dilutive since the proceeds to be received would be below the market value of the Company’s shares, and the Company incurred a net loss for all periods presented.

Stock-based compensation

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the goods or services received, or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

Income taxes

Future income taxes are recorded using the liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Accounting Policies to be Implemented Effective June 1, 2011

The Accounting Standards Board (AcSB) adopted International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. The Company will report its first consolidated financial statements in accordance with IFRS for the three months ending August 31, 2011, with comparative figures for the corresponding period for 2010. In addition, the adoption will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended May 31, 2011, and restatement of the opening balance sheet as at June 1, 2010.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

3.	INVENTORY AND STOCKPILED ORE

	May 31, 2011	May 31, 2010
Supplies	$3,170,929	$1,505,310
Ore stockpiles	8,498,801	1,398,074
Work in process	356,066	404,870
Finished goods	1,815,930	1,433,777
	13,841,726	4,742,031
Less: Ore stockpiles which will not be consumed for more than one year	(2,228,405)	(1,107,316)
	$11,613,321	$3,634,715

The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment, and depletion of mineral properties are classified in the Consolidated Statements of Operations and Comprehensive Loss under “amortization and depletion”.

4.	PROPERTY, PLANT AND EQUIPMENT

		May 31,			May 31,
		2011			2010
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Equipment under capital leases	$15,656,567	$8,176,527	$7,480,040	$10,808,073	$6,011,701	$4,796,372
Equipment	11,785,283	6,887,421	4,897,862	9,294,346	5,322,109	3,972,237
Buildings	472,529	57,175	415,354	472,530	39,160	433,370
Vehicles	438,994	207,296	231,698	433,348	109,208	324,140
Computer equipment	349,358	176,752	172,606	262,105	121,475	140,630
Computer software	216,632	192,085	24,547	214,132	168,788	45,344
Land	196,783	-	196,783	188,533	-	188,533
Furniture and fixtures	110,142	23,711	86,431	28,302	12,333	15,969
Spare parts	1,208,197	-	1,208,197	-	-	-
	$30,434,485	$15,720,967	$14,713,518	$21,701,369	$11,784,774	$9,916,595

5.	MINERAL PROPERTIES

As at May 31, 2011, the Company has capitalized $78,292,958 net of revenue of $27,908,659, in mineral property costs. A total of $62,408,006, net of revenue of $27,908,659 was capitalized in mineral property costs as at May 31, 2010.

	May 31, 2011	May 31, 2010
Plant	$50,297,224	$46,876,372
Plant equipment	2,973,133	2,973,133
Camp	5,560,803	5,553,824
Tailings ponds	5,059,722	1,599,202
Pre-stripping	6,370,240	-
Site improvements under construction	2,235,957	238,734
Asset retirement obligation (Note 26)	3,796,085	3,166,947
Capitalized interest expense	1,999,794	1,999,794
Depletion	(11,622,891)	(3,619,733)
	$66,670,067	$58,788,273

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

5.	MINERAL PROPERTIES (continued)

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

6.	EXPLORATION AND DEVELOPMENT COSTS

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of the Oro del Norte property are detailed below

	Year ended May 31, 2011	Year ended May 31, 2010	Year ended May 31, 2009
Temporary camp costs	$2,697,776	$1,182,676	$-
Engineering and geologists	1,695,532	769,598	1,180,721
Trenching	2,891,032	637,277	78,024
Drilling costs	375,439	486,291	1,603,544
Environment	167,978	60,009	162,859
Logistics	374,904	264,593	153,229
Assaying	618,098	186,941	-
Transportation	148,941	161,666	-
Engineering and design	-	123,053	145,285
Communications	58,470	96,372	49,396
Administration	134,698	74,004	-
Topography	106,438	202,893	7,599
Property permits	-	20,111	-
Bridges and roads	-	38,819	376,049
Amortization on operating equipment	-	-	4,033,720
Stock-based compensation	-	-	(28,564)
	$9,269,306	$4,304,303	$7,761,862

7.	INVESTMENT IN PETAQUILLA COPPER LTD.

The Company initially owned 22,233,634 of the issued shares of Petaquilla Copper Ltd. (“Copper”) at a cost of $439,367 (CAD$ 500,000). Subsequent to the spin out of Copper, the Company accounted for Copper on an equity basis. Under the equity method, the Company recorded the percentage of net income (loss) that would be attributed to the investment by adjusting the carrying value of the investment. If the percentage of loss from the investee was greater than the carrying cost, the amount was not reduced below zero. Dilution gains arose whenever Copper issued equity at a price greater than the carrying value of the equity investment.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

7.	INVESTMENT IN PETAQUILLA COPPER LTD. (continued)

On September 19, 2008, the Company disposed of its 20,418,565 common shares of Copper to a wholly-owned subsidiary of Inmet Mining Corporation at a price of CAD$ 2.20 per common share, for proceeds of $43,238,852 (CAD$ 44,920,843). The Company did not incur any transaction costs in disposing of the shares.

8.	SHORT TERM INVESTMENTS

The Company has $200,000 in term deposits with an expiration date of longer than 90 days but shorter than one year. The annual interest rate on these term deposits is 2.75%.

9.	RESTRICTED CASH

The Company has $255,091 in bank accounts and term deposits (May 31, 2010 - $566,708) which is being held to guarantee credit cards, a union lien in Panama and a supplier lien. Annual interest rate on these deposits is 0.75%.

10.	INVESTMENT IN IBERIAN RESOURCES CORP.

The Company announced on April 6, 2011 that it had entered into a binding letter of intent (“LOI”) with Iberian Resources Corp. (“Iberian”) pursuant to which the Company proposes to acquire all of the outstanding shares of Iberian (the “Proposed Transaction”). The Company and Iberian have certain directors, officers and shareholders in common and accordingly the Proposed Transaction is considered to be related party transaction. In connection with the Proposed Transaction the Company will issue 44,635,255 common shares of the Company as well as warrants to purchase 1,640,240 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The Company estimates transaction costs will be $700,000 of which approximately $318,000 had been incurred and included in prepaid expenses by May 31, 2011. The TSX provided its conditional listing approval for the acquisition on April 19, 2011. As the transaction will result in the issuance of more than 25% of the Company’s outstanding non-diluted securities, the Company’s shareholders are needed to approve the Proposed Transaction. The special meeting of the Company’s shareholders will be held in Vancouver, Canada on August 31, 2011.

Iberian is a private British Columbia company that owns 100% of the Lomero Poyatos mine through its wholly-owned Spanish affiliate; Corporacion de Recursos Iberia S.L. Lomero Poyatos is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates including Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”).

There were some transactions which occurred during the Company’s fourth quarter of fiscal 2012 related to SCA and Almada, which were owned by Azuero as at February 28, 2011, which impacted the consolidated financial statements of the Company:

a) Azuero a 49% owned subsidiary of the Company that owns SCA and Almada via Vintage Mining Corp. (“Vintage Canada”). Azuero is consolidated in Petaquilla’s consolidated financial statements as a Variable Interest Entity (“VIE”). The remaining 51% of Azuero is owned by Fundacion CC (Panama) and Fundacion Celina (Panama) (together “51% ownership”) which are considered related parties to the Company. Island Investments Holdings Ltd. (“Island”) on March 15, 2011 subscribed for $600,000 of common shares of Vintage Canada. This transaction resulted in a dilution gain of $346,907.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

10.	INVESTMENT IN IBERIAN RESOURCES CORP. (continued)

b) On April 12, 2011, Iberian, pursuant to a share exchange agreement dated March 18, 2011, completed the purchase of all of the issued and outstanding shares of Vintage Canada. As consideration, Iberian issued 12,721,362 common shares to the former shareholders of Vintage Canada and 1,272,138 stock options to the former option holders of Vintage Canada exercisable into one common share at an exercise price of CAD$0.10 per common share for a period expiring on February 28, 2016 of which Azuero received 8,523,312 shares of Iberian. Accordingly, Azuero deconsolidated Vintage Canada on April 12, 2011 and recorded its investment in Iberian of $5,113,987 (included in “other assets” on the balance sheet) and a gain on disposal of Vintage Canada of $4,793,737. The Company also recorded non-controlling interest of $2,507,156 relating to the 51% ownership of Azuero.

At May 31, 2011, the Company’s investment in Iberian is $4,911,488. The Company considers Iberian an investment for which it can exert significant influence and accordingly, has an equity account for this investment. The equity loss incurred from the period of April 12, 2011 to May 31, 2011 was $204,499.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table summarizes the accounts payables and accrued liabilities as at May 31, 2011 and May 31, 2010:

	May 31, 2011	May 31, 2010
Accounts payable	$24,571,129	15,078,122
Accrued liabilities	876,720	310,126
Royalties payable	6,484,013	1,949,972
Miscellaneous	253,363	248,463
	32,185,225	17,586,683
Less: long term portion	(1,866,667)	-
	$30,318,558	$17,586,683

12.	OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554. The facility is converted to capital leases when the asset purchases are completed. The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is collateralized by the assets purchased and is registered with the Public Registry of the Republic of Panama. At May 31, 2011 there is a remaining credit line balance of $332,511 available upon which the Company may draw.

13.	LONG-TERM DEBT

During fiscal year 2010, the Company arranged a bank loan financing $115,700 for the purchase of vehicles. The loan is collateralized by the purchased vehicles.

During the year ended May 31, 2011, the Company arranged a bank loan financing $25,520 for the leasing of a vehicle.

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2,210,000 for the payment of advances to suppliers of heavy equipments for its subsidiary Panama Desarrollo de Infraestructura, S.A. The loan is collateralized by a cash term deposit that earns interest at 5% per annum. The total amount approved for this facility is $2.5 million.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

13.	LONG-TERM DEBT (continued)

The Company has $2,400,000 in term deposits with an expiration date of longer than one year in order to secure this arrangement. The annual interest rates on these term deposits range from 4.88% to 5%.

The following table summarizes the loans outstanding as at May 31, 2011 and May 31, 2010:

	May 31, 2011	May 31, 2010

Vehicle loan, repayable at $3,733 per month, including interest at 10%, due May 2013	$81,087	$115,700

Vehicle loan, repayable at $877 per month, including interest at 8.25%, due April 2014.	24,882	-

Bank loan, repayable at $42,578 per month, including interest at 6%, due February and April 2016	2,170,264	-
	2,276,233	115,700

Less: current portion	(435,733)	(35,465)
	$1,840,500	$80,235

14.	DEFERRED SERVICES AND MATERIALS PROVIDED TO IMN RESOURCES INC.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Minera Panama S.A. (“MPSA”) (formerly Petaquilla Copper S.A.) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period. In return for receiving certain benefits and assurances, payment for services was assumed and prepaid by IMN Resources Inc. (“IMN”) (formerly Petaquilla Copper Ltd.), a wholly owned subsidiary of Inmet Mining Corporation, in the amount of $4,404,000. Services provided to date include the rental of a drill and the generation of electricity.

During the year ended May 31, 2011, the Service Agreement between Gold and MPSA expired with no further obligations. As a result, the Company derecognized the liability and in doing so recognized a gain of $3,153,394 during the year ended May 31, 2011.

15.	CAPITAL LEASE OBLIGATIONS

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production during the thirteen months ended May 31, 2008. The equipment includes but is not limited to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant. As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2010 -$2,361,098) as additional security.

During the year ended May 31, 2011 a Credit Line Facility with Global Bank from Panama, in amount of $10 million, has been approved for the Company. This facility for the acquisition of heavy equipment by Panama Desarrollo de Infraestructuras, S.A. is a lease that accrues interest at 6.25% per annum. As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. As at May 31, 2011, leases with a total value of $4,848,492 had been established under this facility.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

15.	CAPITAL LEASE OBLIGATIONS (continued)

Future minimum lease payments on the capital lease obligations are as follows:

	May 31, 2011	May 31, 2010
2011	$-	$4,376,667
2012	1,754,547	447,080
2013	1,134,360	-
2014	1,134,360	-
2015	1,134,360	-
2016	945,004	-
	6,102,631	4,823,747
Less: imputed interest	(783,595)	(247,486)
	5,319,036	4,576,261
Less: Current obligation	(1,468,561)	(4,136,032)
Long - term obligation	$3,850,475	$440,229

16.	SENIOR SECURED NOTES

	May 31, 2011	May 31, 2010
Senior secured notes due to related parties	$3,124,437	$20,672,235
Senior secured notes due to third parties	-	5,974,396
	3,124,437	26,646,631
Less estimated current portion	(217,984)	(26,646,631)
	$2,906,453	$-

The Notes bear interest at an annual rate of 15%.

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes.

The Company initially issued 60,000 Notes. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. On April 17, 2009, the Company re-priced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants. The effect of re-pricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease in contributed surplus for the same amount.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

On September 30, 2008 the Company redeemed 36,032,376 Notes at 120% of their principal value for a total payment of $43,238,852, resulting in a loss of $10,983,735.

On October 1, 2008, the Company issued an additional 20,000 Notes under the $60 million senior secured notes indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants. These Notes did not include any warrants.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

16.	SENIOR SECURED NOTES (continued)

On March 25, 2009, the Company redeemed 17,500 Notes at 120% of their principal value for a total payment of $21,000,000, resulting in a loss of $2,147,247.

On September 15, 2009 the Company redeemed 5,000 Notes at 120% of their principal value plus interest for a total payment of $6,208,844. This payment was financed in part by a $5,129,600 prepayment on forward gold sales of 5,600 ounces at a net price of $916 per ounce.

There were two additional scheduled repayments of principal, premium and interest totalling $9,443,405 that were due in March 2010 and May 2010. Of the amounts due, the Company paid out $857,594. Under the terms of the Indenture an event of default occurred and the Notes became due on demand at the option of the Note holders or the Trustee.

On September 23, 2010, the Company paid $13,952,574 in principal, premium and interest on the Notes from the proceeds of a Forward Gold Purchase Agreement, entered with Deutsche Bank as is described in note 27. As part of the Forward Gold Purchase Agreement, the Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied. The impact of the Inter-Creditor Agreement on the Notes is as follows:

a)	The security for the Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)

No interest or principal payments are required on the Notes until March 22, 2011. After March 22, 2011, the Company is only required to make scheduled interest payments on the Notes as they become due until the Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)

Until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

d)

If the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Notes.

On February 8, 2011, the Company redeemed 12,008 Notes at 120% of their principal value plus interest for a total payment of $12,008,345. This payment was financed by the private placement that closed on January 31, 2011, as is explained in note 18.

At May 31, 2011 the Notes have been adjusted to their fair market value of $3,124,437 using a discount rate of 10.18%.

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

17.	CONVERTIBLE SENIOR SECURED NOTES

	May 31, 2011	May 31, 2010
Convertible notes due to related parties	$3,970,094	$44,397,509
Convertible notes due to third parties	-	440,482
	3,970,094	44,837,991
Less estimated current portion	(276,983)	(44,837,991)
	$3,693,111	$-

On March 25, 2009 the Company closed $40,000,000 of a convertible senior secured note (“Convertible Notes”) financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes had an original maturity after two years from the date of issuance at 110% of the principal. The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

Interest of $829,545 on the Convertible Notes was due on May 15, 2010. Of this amount the Company paid $342,406. Under the terms of the Indenture an event of default occurred and the Convertible Notes became due on demand at the option of the Convertible Note holders or the Trustee.

On September 23, 2010, the Company paid $25,997,426 in principal, premium and interest on the Convertible Notes from the proceeds of a Forward Gold Purchase Agreement entered with Deutsche Bank as is described in note 27. As part of the Forward Gold Purchase Agreement, the Convertible Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Convertible Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied. The Inter-Creditor Agreement on the Convertible Notes is as follows:

a)	The security for the Convertible Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)

No interest or principal payments are required on the Convertible Notes until March 22, 2011. After March 22, 2011, the Company is only required to make scheduled interest payments on the Convertible Notes as they become due until the Convertible Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)

Until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Convertible Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

d)

If the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Convertible Notes.

On February 8, 2011, the Company redeemed 18,347 Notes at 110% of their principal value plus interest for a total payment of $18,347,276. The total amount of interest paid was $1,212,746. This payment was financed by the private placement that closed on January 31, 2011, as is explained in note 18.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

17.	CONVERTIBLE SENIOR SECURED NOTES (continued)

At May 31, 2011, the Convertible Notes were adjusted to their fair market value of $3,970,094 using a 10.18% discount rate.

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Convertible Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

18.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At May 31, 2011, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

In May 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $103,844 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

On December 30, 2010, January 7, 2011, January 26, 2011 and January 31, 2011, the Company issued a total of 32,000,000 common shares at a price of CAD $1.00 per shares, raising gross proceeds of $32,000,000 Canadian. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of three years at an exercise price of CAD $1.45 per share. The fair value of the warrants issued was $18,329,132. The Company paid finders’ fees of CAD $2,054,330. In addition, the Company granted to finders a total of 1,568,748 stock options according to the following breakdown:

Number of shares	Exercise Price	Expiry Date
	(CAD$)
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014
1,568,748

Each finder option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common share on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common share are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the options issued was $1,031,233.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

19.	STOCK OPTIONS

On November 18, 2008, the Company received approval for its stock option plan which authorizes the Board of Directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan was 10,700,000.

On October 18, 2010, the Company’s plan was amended. The Company received approval for its stock option plan which authorizes the Board of Directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 12,500,000.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

Stock option transactions are summarized as follows:

	Number	Weighted Average
	of Shares	Exercise Price (CAD$)
Balance at May 31, 2009	8,435,853	1.64

Granted	5,365,000	0.37
Exercised	(768,750)	0.48
Cancelled	(3,245,080)	2.08
Forfeited	(1,532,653)	1.65
Expired	(30,000)	0.26
Balance at May 31, 2010	8,224,370	0.75

Granted	1,295,000	0.91
Exercised	(593,750)	0.38
Cancelled	-	-
Forfeited	(743,350)	0.50
Expired	(786,000)	0.54

Balance at May 31, 2011	7,396,270	0.74

Number of stock options exercisable	5,870,645	0.74

As at May 31, 2011, the following stock options were outstanding as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

19.	STOCK OPTIONS (continued)

Number of Shares	Exercise Price
Outstanding	(CAD$)	Expiry Date
118,800	0.26	July 11, 2011
762,262	1.05	January 15, 2012
755,208	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
300,000	0.52	December 1, 2013
2,750,000	0.23	November 18, 2014
425,000	0.87	January 5, 2015
425,000	0.57	March 25, 2015
350,000	0.53	April 30, 2015
65,000	0.48	May 13, 2015
685,000	0.75	November 1, 2015
75,000	1.00	November 29, 2015
510,000	1.11	December 21, 2015
25,000	0.93	April 6, 2016

7,396,270

During the year ended May 31, 2011, 762,262 options priced at $2.01 CAD and expiring on January 15, 2012 were repriced to $1.05. The increased stock based compensation expense associated with this change was $104,540.

The weighted average fair value of stock options granted is estimated to be CAD $0.53 for the year ended May 31, 2011 (year ended May 31, 2010 – CAD $0.35) by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended May 31, 2011	Year ended May 31, 2010

Risk-free interest rate	1.52%	1.88%
Expected dividend yield	-	-
Expected stock price volatility	100%	82%
Expected option life in years	2.0	3.00

20.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

20.	SHARE PURCHASE WARRANTS (continued)

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at May 31, 2009	34,953,280	1.03
Issued	2,100,042	0.85
Exercised	(473,000)	0.65
Expired	(1,691,875)	3.50
Balance at May 31, 2010	34,888,447	0.90
Issued	32,000,000	1.45
Exercised	(18,553,800)	0.65
Expired	-	-
Balance at May 31, 2011	48,334,647	1.36

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

On May 21, 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $103,844 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

On December 30, 2010, January 7, 2011, January 26, 2011 and January 31, 2011, the Company issued a total of 32,000,000 common shares at a price of CAD $1.00 per share, raising gross proceeds of $31,976,036. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of three years at an exercise price of CAD $1.45 per share. The Company paid finders’ fees of CAD $1,763,236.

At May 31, 2011, the following warrants were outstanding as follows:

Number of Warrants	Exercise
Outstanding	Price (CAD$)	Expiry Date
250,000	1.54	October 4, 2011
9,174,605	1.54	October 17, 2011
3,964,000	0.65	May 21, 2013
846,000	0.65	June 4, 2013
2,100,042	0.85	May 21, 2012
23,399,402	1.45	December 30, 2013
6,100,598	1.45	January 7, 2014
2,500,000	1.45	January 26, 2014
48,334,647

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

21.	RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

During the year ended May 31, 2011:

a)	The Company paid fees for compensation related matters of $929,000 to a company controlled by the Chairman (year ended May 31, 2010 – $489,908, year ended May 31, 2009 – $220,176).

b)	The Company paid for goods and services provided to the Molejon mine of $228,965 (year ended May 31, 2010- $166,134, year ended May 31, 2009 - $155,805) to companies controlled by the Chairman.

c)	The Company paid fees of $18,800 (year ended May 31, 2010 – nil, year ended May 31, 2009 - nil) to a company controlled by a Director.

d)	The Company paid wages of nil (year ended May 31, 2010 – nil, year ended May 31, 2009 - $32,158) to companies controlled by a former director.

e)

The Company paid legal fees of nil (year ended May 31, 2010 - $273,178, year ended May 31, 2009 - $269,526), and financing costs of nil (year ended May 31, 2010 – nil, year ended May 31, 2009 - $104,272) to a law firm controlled by a former officer and a law firm controlled by a former director.

f)	Note 10 provides a description of the Iberian Resources Corp (“Iberian”) transaction. As noted, Iberian is a related party to the Company by virtue of common management and directors.

At May 31, 2011, excluding related party Notes and related party Convertible Notes (Notes 16 and 17), $126,858 was owed to related parties.

22.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows.

	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009
Statutory tax rate	27.67%	29.38%	30.38%
(Loss) for the period	$(3,937,323)	$(26,982,082)	$(21,099,866)
Income tax recovery	(1,089,457)	(7,925,987)	(6,409,084)
Permanent differences	(770,813)	(199,709)	(4,746,965)
Share issue costs	(586,739)	-	-
Income tax rate change and differential	(1,847,117)	2,608,282	5,551,802
Foreign exchange	630,607	522,046	(1,131,760)
Cost of previously unrecognized tax pools	-	-	1,480,781
Change in functional currency foreign exchange impact	-	-	4,010,847
Other	28,814	(2,142,158)	-
Change in valuation allowance	3,634,705	7,137,526	1,244,379
Income tax recovery	-	-	-

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

22.	INCOME TAXES (continued)

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	May 31, 2011	May 31, 2010

Future income tax assets (liabilities)
Non-capital and other loss carry-forwards	$14,200,672	$9,684,260
Equipment and exploration properties	63,530	51,814
Deferred financing costs	2,243,377	1,951,713
Foreign exchange gain on notes	-	-
Senior secured notes	147,860	1,333,938
Other	13,843	12,852
Total future income tax assets	$16,669,282	$13,034,577
Valuation allowance	(16,669,282)	(13,034,577)
Net future income tax assets	-	-

The Company has non-capital losses of $56,802,689 for deduction against future years’ taxable income in Canada. If unutilized, these losses will expire, beginning in 2014, as follows:

2014	$433,802
2015	910,470
2026	1,994,647
2027	5,339,864
2028	4,182,831
2029	6,285,866
2030	23,010,780
2031	14,644,429
$56,802,689

The Company will not be subject to any income taxes in Panama until all of the debt incurred by all of the affiliated / subsidiary companies has been repaid in full, the timing of which cannot be estimated due to the uncertainty inherent in the future price of gold. At that time the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

23.	COMMITMENTS

	Less than 1				More than 5
	Year	2 Years	3 Years	4-5 Years	Years
Office lease	$73,900	$28,000	Nil	Nil	Nil
Equipment lease	$1,754,547	$1,134,360	$1,134,360	$2,079,364	Nil
Senior secured notes	$451,668	$455,411	$455,411	$3,679,473	Nil
Convertible senior secured notes	$573,916	$578,672	$578,672	$4,675,355	Nil
Long term debt	$435,733	$465,109	$448,377	$927,011	Nil
Fundacion Petaquilla	$1,440,000	$1,440,000	$1,440,000	$2,880,000	$1,440,000
Asset retirement obligation	Nil	Nil	Nil	Nil	$10,218,124
Total	$4,729,764	$4,101,552	$4,056,820	$14,241,203	$11,658,124

The Company has committed funding of $120,000 per month to Fundacion Petaquilla for the life of the Molejon mine. Fundacion Petaquilla promotes a sustainable development culture, administering social programs in the area around the Molejon property.

As it is described in note 27, the Company has an obligation to the Deutsche Bank, AG for a certain amount of ounces of gold in the future.

24.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The fair value of the Company’s current assets and liabilities including cash and cash equivalents, receivables, restricted cash and accounts payable and accrued liabilities approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s long term debt and obligations under capital leases approximate fair value due to their interest rates being in line with market rates.

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 10.18% at May 31, 2011 (May 31, 2010 – 12.0%) and estimated principal, premium and interest date of September 15, 2011 and the assumption mentioned in Notes 16 and 17.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

24.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

The amendments to Section 3862 introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At May 31, 2011, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized as follows:

	Level 1	Level 2	Level 3
Senior secured notes	-	-	$3,124,437
Convertible senior secured notes	-	-	3,970,094

An analysis of these notes including related gains and losses during the year is as follows:

	Year ended	Year ended
	May 31, 2011	May 31, 2010
Balance at beginning of the year
Senior secured notes	$26,646,631	$29,407,502
Convertible senior secured notes	44,837,991	34,794,455
	71,484,622	64,201,957
Repayment of senior secured notes and convertible senior secured notes	(70,413,280)	(8,806,743)
Mark-to-market losses (gain) included in net income (expense)	6,023,189	16,089,408
Balance at end of the year	$7,094,531	$71,484,622

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. There is also minimal risk associated with accounts receivable as the payment for gold sales is received prior to the gold being credited to the customer’s account at the refinery.

Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

24.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project. The Company expects to fund operations and capital expenditures in fiscal 2012 via operations as the Molejon gold project has been in commercial production since January 2010.

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, capital leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long term debt (Note 13), leases (Note 15), Notes (Note 16), Convertible Notes (Note 17), advances from Deutsche Bank in connection with future production of gold (Note 27) and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

25.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009
Non-cash investing and financing activities
Finder’s fees	$1,763,236	$15,226	$-
Share issue costs	(1,763,236)	(15,226)	-
Share capital warrants exercised	3,979,771	60,429	-
Warrants exercised	(3,979,771)	(60,429)	(112,686)
Share capital warrants issued in private placement	(19,360,365)	(304,511)	-
Warrants granted in private placement	19,360,365	304,511	-
Share capital broker warrants issued	1,715,805	-	-
Broker warrants issued	(1,715,805)	-	-
Mineral properties	629,138	(291,357)	-
Asset retirement obligation	(629,138)	291,357	-
Share capital options exercised	276,180	187,488	-
Contributed surplus options exercised	(276,180)	(187,488)	-
Senior secured note repayment through forward sales agreement	-	(5,129,600)	-
Deposits on equipment transferred to capital assets	-	946,484	-
Mineral properties financed through payables	7,000,000	5,242,659	5,147,462
Property and equipment financed through payables	2,110,998	-	1,071,255
Property and equipment acquired through credit line facility and capital leases	4,848,492	115,700	2,058,197
Amortization capitalized to mineral properties	-	1,825,067	-
Amortization allocated to ending inventory	173,226	146,696	-
Depletion allocated to ending inventory	527,421	281,617	-
Deferred services and materials financed by a reduction in amounts payable to IMN	-	90,000	156,597

Interest paid in cash	$7,758,123	$4,165,274	$14,224,440
Income taxes paid in cash	-	-	-

	May 31, 2011		May 31, 2010
Cash and cash equivalents consist of:
Cash	$5,712,792		$4,625,649
	$5,712,792		$4,625,649

26.	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows:

Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	4,664,720
Accretion	325,287
Adjustment for change in estimate of timing of cash flows	(291,357)
Balance at May 31, 2010	4,698,650
Accretion	359,448
Adjustment for change in estimate of liability	629,138
Balance at May 31, 2011	$5,687,236

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

26.	ASSET RETIREMENT OBLIGATION (continued)

The provision for asset retirement obligation is based upon the following assumptions:

a)	The total undiscounted cash flow required to settle the obligation is approximately $10,200,000;
b)	Asset retirement obligation payments are expected to occur mainly between fiscal years 2017 and 2020;
c)	A credit adjusted risk-free rate of 10.18% has been used to discount cash flows.

27.	DEFERRED REVENUE

On September 22, 2010, the Company entered into a Forward Gold Purchase Agreement (“the Agreement”) with Deutsche Bank, AG (“Deutsche Bank”), in an amount of $45,000,000. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold being 66,650 ounces.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 30 days of the monthly delivery date. The Company is only allowed to exercise this right no more frequently than twice in total during the term of the Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery Obligation – 2011 to 2016	Ounces per month	Total ounces
November 2010 - May 2011	500	3,500
Total delivery requirements for fiscal year 2011		3,500
June 2011 - April 2012	1,110	12,210
May 2012	1,485	1,485
Total delivery requirements for fiscal year 2012		13,695
June 2012 - May 2013	1,485	17,820
Total delivery requirements for fiscal year 2013		17,820
June 2013 - April 2014	1,485	16,335
May 2014	900	900
Total delivery requirements for fiscal year 2014		17,235
June 2014 - May 2015	900	10,800
Total delivery requirements for fiscal year 2015		10,800
June 2015 - September 2015	900	3,600
Total delivery requirements for fiscal year 2016		3,600
Total Ounces to be Delivered		66,650

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

27.	DEFERRED REVENUE (continued)

As of May 31, 2011, the Company has delivered 3,500 ounces under the terms of the Agreement and has an obligation to deliver 63,150 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of gold to be delivered pursuant to this Agreement. As at May 31, 2011, $9.2 million and $33.4 million represent the current and long-term remaining ounces, respectively, to be delivered under the Agreement.

The Company incurred $3.9 million of fees to parties involved in the Agreement, of which $2.1 million was expensed as transaction costs and $1.8 million paid to the Deutsche Bank was deferred. As of May 31, 2011, the mentioned amount of the costs was deferred based on their direct relationship with the revenue expected to be recognized in future periods. This transaction fee is being amortized based on the ounces to be delivered under the Agreement. As of May 31, 2011 net book value of this deferred fee was $1,705,476.

In addition, should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank, an additional payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the Notice Date and ending on December 31, 2013.

28.	CONTINGENCIES

1)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates $1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional $934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production. Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil. On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. On February 14, 2011, the Supreme Court of the Republic of Panama declared that the fine imposed by ANAM on the Company rendered ineffective. The Company has accepted the Government of the Republic of Panama’s position, and therefore, no fine has been recorded.

2)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested to the National Assemble to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. The effect of increasing royalties by 2% on the Company’s operations and financial position for the current year would have been an increase in cost of sales of $1,441,287 should the legislation be enacted and applied retroactively.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

28.	CONTINGENCIES (continued)

3)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to mediation in fiscal 2012. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

4)

On October 6, 2010 Pro-Con Industries, Inc. filed a claim in the Los Angeles Superior Court against Petaquilla Minerals S.A. for breach of written contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship. The claim seeks damages in excess of $600,000 in addition to punitive damages and attorney fees. The case was dismissed on January 10, 2011, as the plaintiff failed to effect service.

5)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

29.	SUBSEQUENT EVENTS

Subsequent to May 31, 2011 the following events took place:

1)	On July 19, 2011, the Company entered into a sublease for corporate office space. The term of the agreement is for thirty six months commencing on September 1, 2011, at a monthly rate of $3,052.

2)

The Company has filed a notice with the Toronto Stock Exchange (“TSX”) for, and received its approval to make, a Normal Course Issuer Bid (“NCIB”) permitting the Company to purchase up to 17,000,000 common shares (“Shares”), representing approximately 9.9% of its public float. The average daily trading volume on the TSX for the six months preceding June 1, 2011, was 683,833 Shares. Subject to the Company’s ability to make “block” purchases under TSX rules, the daily purchase restriction during the course of the NCIB is 25% of the average daily trading volume, or 170,958 Shares. The Company may buy back Shares anytime during the 12-month period beginning on July 4, 2011, and ending on July 3, 2012, or on such earlier date as the Company may complete its purchases pursuant to the NCIB, or provide notice of termination. Any purchase under the NCIB will be made through the facilities of the TSX in compliance with the rules of the TSX. The Company will pay the market price, up to a maximum of CAD$1.00 per Share, at the time of acquisition of Shares purchased through the facilities of the TSX, subject to any restrictions under the rules of the TSX. The actual number of Shares which may be purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the TSX. A total of 285,000 shares were repurchased by the Company, ranging share price from CAD$0.69 to CAD$0.80.

3)

On July 20, 2011, an additional $1,508,524 was subscribed to from the long term financing with Global Bank of Panama at 6.25% per annum, in addition to the amount of $2,170,264 that was already subscribed to as at May 31, 2011, according to terms detailed in note 13.

4)

On July 20, 2011, the Company announced that a special meeting (the “Meeting”) of the holders of common shares of Petaquilla (the “Shareholders”) will be held on August 31, 2011. At the Meeting, Shareholders will be asked to consider and, if thought fit, to approve with or without variation, an ordinary resolution authorizing the issuance by the Company of such number of common shares in the capital of the Company (the “Shares”) as is necessary to complete the proposed acquisition by the Company of all the outstanding securities of Iberian Resources Corp. (the “Acquisition”); and to transact such other business as may properly come before the Meeting or any adjournment thereof. The Acquisition is subject to receipt of all required regulatory approvals, if any, and to the approval of the Shareholders at the Meeting. Assuming all such approvals are obtained, the Acquisition is expected to be effected on or about September 1, 2011.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

29.	SUBSEQUENT EVENTS (continued)

5)

On June 28, 2011 and June 29, 2011, a total of $1,292,925 was subscribed to by Petaquilla Gold S.A., a subsidiary of the Company from Caterpillar Financial, to supply heavy equipment. The terms of these agreements are an interest rate of 6% per annum, and repayment terms between 48 and 60 months.

6)	On August 17, 2011, $175,000 of the $247,864 lien relating a bank account of Petaquilla Gold S.A., a subsidiary of the Company, was cancelled by the Federal Court of Justice of the Republic of Panama.

7)	50,000 stock options were exercised.

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from United States Generally Accepted Accounting Principles (“U.S. GAAP”) are described and quantified below.

		Year ended
	Year ended	May 31, 2010	Year ended
Loss for the years	May 31, 2011		May 31, 2009
Loss for the year – Canadian GAAP	$(3,937,326)	$(26,982,082)	$(21,099,866)
Gain on dilution of equity investment (a)	(453,775)	-	(2,238,492)
Mineral properties expensed under U.S. GAAP (b)	(15,371,440)	(3,411,935)	(17,562,548)
Revenue recognized (i)	-	27,948,475	653,941
Cost of goods sold (i)	(231,896)	(24,275,977)	(1,260,127)
Amortization (i)	-	(1,825,067)	(640,425)
Amortization of ball mills included in mineral properties	(419,345)	(419,345)	-
under U.S. GAAP (i)
Depletion of mineral properties under Canadian GAAP (i)	7,489,645	3,338,116	-
Loss of variable interest entity under US GAAP (k)	-	69,765	-
Expensing of opening inventory reclassified in prior year	-	(2,868,999)	-
Write down of inventory in finished goods and work in progress	-	-	(2,404,695)
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	-	(9,639,262)
Foreign exchange on difference in senior secured notes under U.S. GAAP	-	-	3,180,313
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (f and g)	177,778	-	(18,712,488)
Share issue costs relating to warrants expensed under U.S. GAAP	(357,395)	-	-
Change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (j)	(8,420,089)	1,692,320	22,871,582
Change in fair value of share capital issued with warrants denominated in Canadian dollars under U.S. GAAP (j)	-	58,824	-
Net gain (loss) – U.S. GAAP	$(21,523,843)	$(26,675,905)	$(46,852,067)
Other comprehensive (loss) gain
Unrealized loss on translating financial statements to US reporting currency	-	-	(4,648,716)
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	-	9,639,262
Foreign exchange on difference in senior secured notes under U.S. GAAP	-	-	(3,180,313)
Comprehensive gain (loss) for the year	$(20,414,977)	$(26,675,905)	$(45,041,834)
Basic and diluted gain (loss) per share – U.S. GAAP	$(0.15)	$(0.25)	$(0.49)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Mineral Properties	May 31, 2011	May 31, 2010
Mineral properties – Canadian GAAP	$66,670,067	$58,788,273
Amortization (h)	(2,465,492)	(2,465,492)
Revenue recognized under U.S. GAAP (i)	28,602,416	28,602,416
Cost of goods sold (i)	(25,536,104)	(25,536,104)
Depletion of mineral properties under Canadian GAAP (i)	11,622,891	3,619,733
Amortization of ball mills included in mineral properties under U.S. GAAP (i)	(838,690)	(419,345)
Mineral properties expensed under U.S. GAAP (b)	(75,920,645)	(60,036,692)
Mineral properties – U.S. GAAP	$2,134,443	$2,552,789

Balance Sheets	May 31 2011	May 31 2010
Total assets – Canadian GAAP	$115,519,276	$80,262,195
Depletion of mineral properties added to ending inventory (i)	(513,513)	(281,617)
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (a)(i)	(64,535,624)	(56,235,484)
Total assets – U.S. GAAP	$50,470,139	$23,745,094
Liabilities – Canadian GAAP	$95,199,170	$101,615,310
Derivative liability – warrants (j)	11,578,581	4,965,589
Equity component of convertible debt treated as a liability under U.S. GAAP (g)	-	177,778
Liabilities – U.S. GAAP	$106,777,751	$106,758,677
Non-controlling interest – Canadian GAAP	$2,507,156	$-
Equity adjustment (a)	(2,507,156)	-
Non-controlling interest – U.S. GAAP	$-	$-
Shareholders’ equity (deficit) - Canadian GAAP	$17,812,950	$(21,353,115)
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (b)(i)	(64,536,624)	(56,235,484)
Exercise of warrants denominated in Canadian dollars under U.S. GAAP (j)	13,478,944	272,000
Depletion added to ending inventory	(513,513)	(281,617)
(Decrease) increase in retained earnings due to translation of prior year mineral property expenses and senior secured notes	(4,564,949)	(4,564,949)
Difference in accumulated other comprehensive income	4,564,949	4,564,949
Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (j)	14,463,183	22,883,272
Decrease in warrants due to fair value of warrants denominated in Canadian dollars under U.S. GAAP (j)	(38,489,476)	(28,120,861)
Decrease in warrants due to the fair value of finders’ warrants (j)	(1,031,232)	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (f)	(14,591,713)	(14,591,713)
Allocation of fair value of senior secured notes under U.S. GAAP (f)	14,591,713	14,591,713
Equity adjustment of non-controlling interest (a)	2,507,156	-
Equity component of convertible debenture treated as a liability under U.S. GAAP (g)	-	(177,778)
Shareholders’ equity (deficit) – U.S. GAAP	$(56,308,612)	$(83,013,583)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Cash Flows	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009
Cash provided by (used in) operating activities – Canadian GAAP	$44,127,970	$500,846	$(16,010,085)
Revenues and expenses charged to mineral properties under Canadian GAAP	-	3,672,498	-
Expenditures on mineral properties	(13,514,509)	(3,411,935)	(27,201,810)
Cash provided by (used in) operating activities – U.S. GAAP	$30,613,461	$761,409	$(43,211,895)
Cash provided by (used in) financing activities – Canadian GAAP	$(22,770,446)	$6,354,018
Cash provided by (used in) financing activities – U.S. GAAP	$(22,770,446)	$6,354,018
Cash provided by (used in) investing activities – Canadian GAAP	$(20,270,899)	$(5,804,679)	$8,164,377
Revenues and expenses charged to mineral properties under Canadian GAAP	-	(3,672,498)	-
Expenditures on mineral properties	13,514,509	3,411,935	27,201,810
Cash provided by (used in) investing activities – U.S. GAAP	$(6,756,390)	$(6,065,242)	$35,366,187
Cash and cash equivalents, end of year – Canadian GAAP	$5,712,792	$4,625,649	$3,575,168
Cash and cash equivalents, end of year – U.S. GAAP	$5,712,792	$4,625,649	$3,575,168

a)	Equity investment

Under U.S. GAAP, changes in the parent company’s proportionate share of equity resulting from the additional equity raised by an entity subject to significant influence in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited to income. In the current year, under Canadian GAAP, the Company recorded a dilution gain related to a variable interest entity. The non-controlling interest portion of this equity investment has been recorded as a U.S. GAAP adjustment of $2,507,156 in the current year.

b)	Mineral properties and deferred costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs related to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

c)	Development stage company

Pursuant to U.S. GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

e)	Accounting for uncertainty in income taxes

U.S. GAAP provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return.

Effective May 1, 2007 the Company adopted the U.S. GAAP guidance in accounting for uncertainty in income taxes. The adoption did not result in any adjustment to opening retained earnings under U.S. GAAP. As a result of the implementation of this guidance, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes accrued interest related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expenses.

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended April 30, 2006 through May 31, 2011.

f)	Senior secured notes

Under Canadian GAAP, compound financial instruments can be accounted for using the residual method when allocating between the liability and the equity component of the instrument. Under U.S. GAAP, compound financial instruments are accounted for using the fair value method when allocating between the liability and the equity component. On the modification of the senior secured note agreement on March 25, 2009, the senior secured notes were required to be marked- to-market and the Company recognized additional losses relating to redemption and inception losses in the amount of $14,903,816. This resulted in harmonizing both Canadian GAAP and U.S. GAAP with no differences going forward.

g)	Convertible senior secured notes

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument are allocated to both debt and equity components, with the debt component being accreted over time to its face value and accretion charged to earnings. Under U.S. GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. No value would be assigned under U.S. GAAP to the conversion feature and thus, the entire value of the convertible notes is classified as debt. This difference resulted in liabilities being increased by $177,778 and shareholders’ equity being decreased by $177,778.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

h)	Deferred financing costs

U.S. GAAP requires that debt issuance costs be reported in the balance sheet as deferred charges and amortized over the term of the debt. Upon issuance, the Company reduced the carrying value of the senior secured notes by debt issuance costs. On modification of the senior secured note agreement as stated above in (f), an inception loss wrote off all deferred financing costs. No differences exist for the period ended May 31, 2011.

i)	Commencement of production

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production (Note 2). Under U.S. GAAP, commercial production is considered to have commenced when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, commercial production does not commence with the removal of de minimum saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. For the year ended May 31, 2011, there were no Canadian/U.S. GAAP differences with respect to the determination of commercial production as the Company was in commercial production during the entire fiscal year.

Under Canadian GAAP, up until January 7, 2010, the Molejon gold mine was at a pre-commercial production phase whereas for U.S. GAAP purposes, commercial production commenced on the date on which revenue was earned from the sale of gold. For U.S. GAAP purposes, the impact of this difference was to increase revenues, cost of sales and amortization and decrease depletion for the year ended May 31, 2010 by $27,948,475, $24,275,977, $1,825,067 and $3,338,116 respectively, and increase mineral properties and net earnings for the year ended May 31, 2010 by $8,054,546, and $5,185,547, respectfully. For the year ended May 31, 2011, there were no Canadian/U.S. GAAP differences as the Company was in commercial production during the entire fiscal year.

j)	Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) issued ASC Topic 815 (formerly, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”), as amended, and EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded in the statement of operations.

For the year ended May 31, 2011, under U.S. GAAP, other income was decreased by $8,420,089 arising from an increase in fair value of the warrants granted in which the exercise price denominated currency is different from the Company’s functional currency. As of May 31, 2011, the liability relating to warrants granted for which the exercise price denominated currency is different from the Company’s functional currency was $11,578,581 and the warrant account was reduced by $38,489,476 as a result of the reclassification of the warrants to liabilities pursuant to U.S. GAAP.

k)

Under Canadian GAAP, the financial position and results of operations of a variable interest entity are consolidated with those of the Company designated as the primary beneficiary of the entity even though the Company may not hold the controlling interest in the entity. Under ASC 810, non-controlling interests are classified as a separate component of shareholders’ equity. Under ASC 810, accumulated losses attributable to non-controlling interests are not limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

l)	Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) for Fiscal 2012. As such the Company will not be presenting reconciliation to US GAAP in future periods as allowed under SEC regulations.